EXHIBIT 99.1

Osisko Development Announces Signing of Process Charter and Joint Information Requirements Table for Cariboo Gold Project

MONTREAL, May 08, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the signing of two landmark permitting agreements, the Process Charter and the Joint Information Requirements Table (the "IRT"), reaffirming the multilateral support of and commitment by the various levels of the Government of British Columbia ("BC") to advance the approval process of the Company's 100%-owned Cariboo Gold Project ("Cariboo" or the "Project") located in central BC, Canada.

Sean Roosen, Chairman and CEO, commented, "We are very pleased with the signing of these two unique agreements, which establish clear timelines for review and referral of Cariboo's permit applications, as well as set out a defined framework for information requests. They provide the Company with predictability and key mechanisms to successfully navigate the regulatory permitting process. The progress achieved to date continues to showcase our strong partnership with the Government of BC and demonstrates the commitment from all parties to advance Cariboo's permitting. We look forward to continuing our work efforts in close collaboration with all levels of Government, stakeholders, Indigenous partners and local communities."

  The Process Charter, signed with the BC Major Mines Office (the "MMO"), establishes a workplan for cooperation between the Company, the MMO, the Ministry of Energy, the Mines and Low-Carbon Innovation ("EMLI") and the Ministry of Environment ("ENV") and commits all parties to a defined regulatory permitting process timeline as it relates to the Project. The target timelines established by the Process Charter, which are contingent on the issuance of the Environmental Assessment Certificate anticipated in Q3 2023, contemplate a final application referral date that is aligned with the Company's anticipated receipt of environmental permits in Q1 2024.
  The Joint Information Requirements Table, signed with the EMLI and the ENV, outlines and serves as a single list of all agreed upon information requirements to support the Project's Mines Act and the Environmental Management Act permit applications, issued by EMLI and ENV, respectively. The unique IRT for Cariboo assists all parties in developing a robust permit application for submission, and may result in additional information requests, subject to the application review process.

Lhtako Dené Nation noted, "We truly believe that the mining industry and the Lhtako Dené Nation can work together as a team and continue to make our relationship stronger than yesterday. We are encouraged by Osisko Development’s commitment to building a sustainable and environmentally innovative operation and look forward to continuing working together. The Project will not only provide the Nation and local communities with long-term employment, support and opportunity, but will also bring our Nation and local communities together."

The Company has also executed several project electrification initiatives in partnership with BC Hydro's CleanBC Industry Fund and the CleanBC Facilities Electrification Fund, which are important steps in supporting the Company's efforts in reducing the carbon footprint of the Project. One of the grants provides for up to a $2.5 million rebate to the Company upon completion of the Barlow substation connection, near Quesnel, BC.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the permitting, environmental and closure expectations (timing and if at all); steps required to obtain an Environmental Assessment Certificate (timing and if at all); expectations regarding multilateral support of and commitment by various levels of the Government of BC to advance the approval process of the Project; timing expectations for review and referral of Cariboo's permit applications; cooperation of stakeholders, community and partners; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the robust and production scale at Cariboo; the potential of high grade gold mineralization on Cariboo; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of the Company's properties; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration objectives for its projects in 2023 in the timing contemplated (if at all); the ongoing advancement of the deposits on the Company's properties; the deposit remaining open for expansion at depth and down plunge; the ability to realize upon any mineralization in a manner that is economic; the Cariboo project design and ability and timing to complete infrastructure at Cariboo (if at all); the ability and timing for Cariboo to reach commercial production (if at all); the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the ability of the Company to obtain further capital on reasonable terms; the profitability (if at all) of the Company's operations; the Company being a well-positioned gold development company in Canada, USA and Mexico; sustainability and environmental impacts of operations at the Company's properties; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework, First Nations and community support, and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities; the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2022 as well as the Financial Statements and MD&A which have been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.